UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          ____________

                           FORM 11-K

 (Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 1998

                               OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 For the transition period from ________ to________

               Commission file number   0-16079

A.   Air Methods Corporation 401(k) and Retirement Savings Plan

B.   Air Methods Corporation
     7301 South Peoria St.
     Englewood, CO 80112

                        AIR METHODS CORPORATION
                         401(k) AND RETIREMENT
                             SAVINGS PLAN

                         Financial Statements
                      and Supplemental Schedules

                      December 31, 1998 and 1997

              (With Independent Auditors' Report Thereon)

                        AIR METHODS CORPORATION
                         401(k) AND RETIREMENT
                             SAVINGS PLAN



                           Table of Contents


                                                             Page



Independent Auditors' Report                                    1

Statements of Net Assets Available for Participant
Benefits - December 31, 1998 and 1997                           2

Statements of Changes in Net Assets Available
for Participant Benefits - Years ended December 31, 1998
and 1997                                                        3

Notes to Financial Statements                                   4


Supplemental Schedules

1    Item 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1998                              11

2    Item 27d - Schedule of Reportable Transactions -
     Year ended December 31, 1998                              12

                     Independent Auditors' Report


The Board of Directors
Air Methods Corporation:

We have audited the accompanying statements of net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Air Methods Corporation 401(k) and Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                         /s/ KPMG LLP

                         KPMG LLP


Denver, Colorado
June 11, 1999


AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Participant Benefits

December 31, 1998 and 1997



                                                              1998             1997

Assets:
 Investments, at fair value (note 3):
  Pooled funds                                      $      8,928,561         5,891,618
  Air Methods Corporation Common stock                        11,976             3,940
  Loans to participants                                      465,466           333,984
                                                    ----------------         ---------
                                                           9,406,003         6,229,542

 Receivables - loan payments                                       -            11,188
                                                    ----------------         ---------
 Net assets available for participant benefits      $      9,406,003         6,240,730
                                                    ================         =========



See accompanying notes to financial statements.



AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Participant Benefits

Years ended December 31, 1998 and 1997

                                                                                 1998          1997

Contributions:
 Employer                                                                  $    248,746        180,011
 Participants                                                                   983,354        772,898
 Transfer from affiliated plan                                                  754,547            -
                                                                              ---------        -------
                                                                              1,986,647        952,909
                                                                              ---------        -------
Investment income:
 Net realized and unrealized appreciation of investments (note 3)             1,515,426        863,733
 Interest                                                                        48,383         27,323
                                                                              ---------        -------
  Net investment income                                                       1,563,809        891,056
                                                                              ---------        -------
  Total additions                                                             3,550,456      1,843,965

Deductions from net assets attributed to:
 Distributions to participants, net of administrative expenses and other       (385,183)      (482,320)
                                                                              ---------        -------
  Net increase in net assets available for participant benefits               3,165,273      1,361,645

Net assets available for participant benefits:
 Beginning of year                                                            6,240,730      4,879,085
                                                                              ---------        -------
 End of year                                                               $  9,406,003      6,240,730
                                                                           ============      =========

See accompanying notes to financial statements.


AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

   (a) Basis of Financial Statement Presentation

       The Air Methods Corporation 401(k) and Retirement Savings Plan (the Plan) is a defined contribution plan sponsored by Air
       Methods Corporation (the Employer).

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

       The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

   (b)  Investments

       The Plan's investments are managed by Great-West Life & Annuity Insurance Company, the trustee of the Plan. Investments in equity and fixed income pooled funds are stated at fair values based upon quoted market prices of securities underlying the pooled funds. The common stock of the Employer, which was added as an investment option on February 1, 1997, is stated at fair value based upon quoted market price. Short Term and Guaranteed Certificate Funds are stated at cost which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Gains and losses on sales of investments are determined using the average cost method.

   (c)  Loans to Participants

       Loans to plan participants are recorded at cost less principal balances repaid. The loans bear interest at the prime rate plus 2% and have maximum terms of five years, except for loans for primary residences, which may have a term of up to fifteen years. The interest rates on loans outstanding range from 8.75% to 11.00% at December 31, 1998.

(2)  Plan Description

   The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------

   (a)  General

       The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under
       Section 401(k) of the Internal Revenue Code. The Employer contracts with the trustee and custodian for the investing, safekeeping and accounting for the Plan's assets and valuation of the individual participants' accounts. Effective August 1, 1998, the net assets of a defined contribution plan sponsored by the Employer's subsidiary totaling $754,547 were transferred into the Plan.

       Employees who have completed six months of service and are over the age of 18 are eligible to participate in the Plan.

       Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. Each participant is assessed an annual administrative fee, which varies based upon the number of participants and rates negotiated by the Employer.

   (b)  Contributions

       Employer contributions were made to the Plan at a rate of 1% of the participant's gross salary plus 20% of the participant's contribution, limited to the first 6% of the participant's gross salary through January 1997. Effective February 1, 1997, the employer match percentage was increased to 50% of the first 5% of the employee's salary contributed, and the 1% employer contribution per employee was discontinued.

       Participants are allowed to contribute up to 15% of their total biweekly compensation and the contributions are invested at the direction of the participant in a variety of investment options, as described in note 3. Maximum contributions by participants are limited as a result of the provisions of the Tax Reform Act of 1986 ($10,000 and $9,500 in 1998 and 1997,
       respectively). Included in participants' contributions are rollovers from other qualified plans of $57,301 and $114,446 in 1998 and 1997, respectively.

   (c)  Distributions

       Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship or termination of employment. Distributions are either in a lump sum cash payment or through a ten-year certain life annuity.

       Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 1998 or 1997.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------

   (d)  Vesting

       Participant contributions and the earnings thereon are fully vested at all times. Prior to 1997, employer contributions and the earnings thereon were fully vested at all times. Effective February 1, 1997, vesting of employer contributions and the earnings thereon is based on years of continuous services, as follows:


                 Years of            Nonforfeitable
                  service            vested percentage

                     1                  33.33%
                     2                  66.67%
                     3                 100.00%

       Forfeitures are used to reduce future employer contributions and were not significant in 1998 or 1997.

(3)  Investments

   The Plan's various investments consist of pooled funds managed by the trustee and are described as follows:

   Aggressive Growth Funds - mutual funds consisting primarily of common stocks.

   Growth Funds - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

   Growth & Income Funds - mutual funds consisting primarily of common stocks of well known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

   Bond Funds - mutual funds consisting of government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. Government or its agencies.

   International Funds - mutual funds consisting primarily of common stocks from around the world.

   Short Term Fund - mutual fund consisting of short-term money market securities.

   Guaranteed Certificate Fund - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------

   Employer Stock  - common stock of Air Methods Corporation.

   The Plan's investments were as follows at December 31:



                                                     Fair value
                                              1998              1997

Pooled funds:
   Aggressive Growth Funds              $   3,661,556 *     2,392,321 *
   Growth Funds                             2,164,195 *     1,299,598 *
   Growth & Income Funds                    1,532,999 *     1,015,526 *
   Bond Funds                                 501,065 *       404,835 *
   International Funds                        427,941         227,524
   Short Term Fund                            380,896         299,936
   Guaranteed Certificate Fund                259,909         251,878
   Air Methods Corporation Common stock        11,976           3,940
                                        -------------       ----------
                                        $   8,940,537       5,895,558
                                        =============       ==========

   * Represents investments that are 5% or more of the Plan's net assets.


   Net appreciation (depreciation) in fair value for the years ended December 31, including realized gains and losses, was as follows:

                                                1998           1997

Pooled funds:
   Aggressive Growth Funds                $   751,621        392,256
   Growth Funds                               411,259        254,795
   Growth & Income Funds                      247,544        169,109
   Bond Funds                                  25,710         25,154
   International Funds                         67,068         18,227
   Short Term Fund                             14,229          7,691
   Air Methods Corporation Common stock        (2,005)        (3,499)
                                          ------------       --------
                                          $ 1,515,426        863,733
                                          ============       ========

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------

(4)  Federal Income Taxes

   The Plan has received a determination letter from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes under provisions of
   Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

   Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  Year 2000 Issue (Unaudited)

   Many computerized systems, including both hardware and software applications, use only two digits, rather than four, to record the year in a date field. These systems may recognize the year 2000, which is entered into the computer as "00," as the year 1900 or some other date, resulting in errors when the dates are used in computations and comparisons. In addition, some computerized systems do not properly perform calculations with dates beginning in 1999 because these systems use the digits "99" in date fields to represent something other than the year 1999. Such problems are known as the Year 2000 Issue. The Year 2000 Issue may manifest itself before, on, or after January 1, 2000, and the effect on operations and financial reporting may range from minor errors to catastrophic systems failure.

   The Plan is dependent on computerized systems, including those used by others to process information for the Plan, that are susceptible to systems failure or processing errors resulting from those systems' inability to properly recognize the Year 2000 date. The Plan Sponsor has contacted critical suppliers whose computerized systems/products are used by the Company, regarding their plans and progress addressing their Year 2000 issues. The Company has received varying information from such third parties on the state of compliance or expected compliance. Systems failures or processing errors could cause a condition or event that would have a significant adverse effect on the Plan either currently or within a reasonable period of time. Failure of systems that are critical to Plan operations could result in increased administrative expenses or financial penalties for failure to be able to comply with DOL and/or IRS regulations for financial reporting.

AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------


(6) Summary of Net Assets and Changes in Net Assets by Investment Option

    The net assets available for participant benefits as of December 31, 1998 and the changes in those net assets for the year then ended by investment option are summarized as follows:



                                                                                                                            Air
                                                                                                                            Methods
                                                 Aggressive             Growth &            Inter-    Short   Guaranteed    Corp.
                                  Loans to       Growth       Growth    Income     Bond     national  Term    Certificate   Common
                       Totals     participants   Funds        Funds     Funds      Funds    Funds     Fund    Fund          Stock


Net assets available
 for participant
 benefits,
 beginning of year     $6,240,730    345,172    2,392,321   1,299,598  1,015,526   404,835   227,524   299,936  251,878     3,940
Contributions:
 Employer                 248,746          -       95,606      59,877     40,160    16,341    11,126    20,887    4,749         -
 Participants             983,354          -      373,265     241,538    151,473    80,699    41,657    79,630   15,092         -
 Transfer from
  affiliated plan         754,547     72,632            -           -          -         -         -   681,915        -         -
                        ---------    -------    ---------   ---------   --------   -------   -------   -------  -------     -----
                        1,986,647     72,632      468,871     301,415    191,633    97,040    52,783   782,432   19,841         -

Investment income:
 Net realized and
  unrealized
  appreciation
  (depreciation)
  of investments        1,515,426          -      751,621     411,259    247,544    25,710    67,068    14,229        -    (2,005)

 Interest                  48,383     35,866            -           -          -         -         -         9   12,508         -
                        ---------    -------    ---------   ---------   --------   -------   -------   -------  -------     -----
                        1,563,809     35,866      751,621     411,259    247,544    25,710    67,068    14,238   12,508    (2,005)
                        ---------    -------    ---------   ---------   --------   -------   -------   -------  -------     -----
   Total additions      3,550,456    108,498    1,220,492     712,674    439,177   122,750   119,851   796,670   32,349    (2,005)


Distributions to
 participants, net
 of administrative
 expenses and other      (385,183)   (45,565)    (136,474)    (93,337)   (29,091)   (5,028)  (13,424)  (42,558) (19,706)        -
Loans to participants,
 net of repayments              -     57,361      (21,599)    (13,688)    (7,820)  (22,827)    1,262     4,391    2,920         -
Net transfers                   -          -      206,816     258,948    115,207     1,335    92,728  (677,543)  (7,532)   10,041
                        ---------    -------    ---------   ---------   --------   -------   -------   -------  -------     -----

  Net increase in net
   assets available
   for participant
   benefits             3,165,273    120,294    1,269,235     864,597    517,473    96,230   200,417    80,960    8,031     8,036
                        ---------    -------    ---------   ---------   --------   -------   -------   -------  -------     -----
Net assets available
 for participant
 benefits, end of
 year                  $9,406,003    465,466    3,661,556   2,164,195  1,532,999   501,065   427,941   380,896  259,909    11,976
                       ==========    =======    =========   =========  =========   =======   =======   =======  =======    ======


AIR METHODS CORPORATION
401(k) AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1998 and 1997
-----------------------------------------------------------------------------


(6) Summary of Net Assets and Changes in Net Assets by Investment Option (continued)

The net assets available for participant benefits as of December 31, 1997 and the changes in those net assets for the year then ended by investment option are summarized as follows:


                                                                                                                            Air
                                                                                                                            Methods
                                                  Aggressive            Growth &            Inter-     Short   Guaranteed   Corp
                                   Loans to       Growth      Growth    Income      Bond    national   Term    Certificate  Common
                         Totals    participants   Funds       Funds     Funds       Funds   Funds      Fund    Fund         Stock

Net assets available for
 participant benefits,
 beginning of year       $4,879,085   235,210     1,972,459    997,992    710,531   363,993   203,401   145,241   250,258       -
Contributions:
 Employer                   180,011         -        69,998     37,414     31,367    13,802     9,346    12,365     5,719       -
 Participants               772,898         -       313,526    159,128    121,639    70,499    45,695    39,840    22,571       -
                         ----------   -------     ---------    -------    -------   -------   -------   -------   -------  -------
                            952,909         -       383,524    196,542    153,006    84,301    55,041    52,205    28,290       -

Investment income:
 Net realized and
  unrealized
  appreciation
  (depreciation) of
  investments               863,733         -       392,256    254,795    169,109    25,154    18,227     7,691         -  (3,499)
 Interest                    27,323    14,515             -          -          -         -         -         -    12,808       -
                         ----------   -------     ---------    -------    -------   -------   -------   -------   -------  -------
                            891,056    14,515       392,256    254,795    169,109    25,154    18,227     7,691    12,808  (3,499)
                         ----------   -------     ---------    -------    -------   -------   -------   -------   -------  -------
   Total additions        1,843,965    14,515       775,780    451,337    322,115   109,455    73,268    59,896    41,098  (3,499)

Distributions to
 participants,
 net of administrative
 expenses and other        (482,320)         -     (146,965)  (134,258)   (64,530)  (32,522)  (49,585)  (26,196)  (28,264)      -

Loans to participants,
 net of repayments                -    95,447       (58,633)   (14,247)   (11,437)  (13,235)       44      (721)    2,782       -
Net transfers                     -         -      (150,320)    (1,226)    58,847   (22,856)      396   121,716   (13,996)  7,439
                         ----------   -------     ---------    -------    -------   -------   -------   -------   -------  -------

   Net increase in net
     assets available
     for participant
     benefits             1,361,645   109,962       419,862    301,606    304,995    40,842    24,123   154,695     1,620   3,940
                         ----------   -------     ---------    -------    -------   -------   -------   -------   -------  -------
Net assets available for
 participant benefits,
 end of year             $6,240,730   345,172     2,392,321  1,299,598  1,015,526   404,835   227,524   299,936   251,878   3,940
                         ==========   =======     =========  =========  =========   =======   =======   =======   =======   ======



AIR METHODS CORPORATION                                                                              Schedule 1
401(k) AND RETIREMENT SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

                                                               # of units,
Identity of issuer, borrower, lessor or similar party             shares               Cost          Fair value

Great West Life & Annuity Insurance Company Pooled Funds:

 Aggressive Growth Funds:
   Aggressive Growth Fund I                                      104,825       $  1,799,279          2,218,133
   Aggressive Growth Fund II                                      43,063            644,601            730,856
   Aggressive Growth Fund III                                      3,863             57,192             57,752
   Aggressive Growth Fund IV                                       6,929            140,611            166,491
   Aggressive Growth Fund V                                        6,533            120,263            118,043
   Aggressive Growth Fund VI                                         398              2,955              3,862
   Profile Series I                                               19,807            310,173            366,419
                                                                                  ---------          ---------
                                                                                  3,075,074          3,661,556
                                                                                  ---------          ---------
 Growth Funds:
   Growth Fund I                                                  20,698            362,985            425,594
   Growth Fund II                                                 19,449            404,390            469,867
   Growth Fund III                                                38,357            667,866            824,750
   Growth Fund IV                                                  2,382             39,651             41,264
   Growth Fund V                                                   2,851             31,725             38,264
   Profile Series II                                              21,446            327,799            364,456
                                                                                  ---------          ---------
                                                                                  1,834,416          2,164,195
                                                                                  ---------          ---------
 Growth & Income Funds:
   Growth & Income Fund I                                          7,558            108,976            120,768
   Growth & Income Fund II                                        34,064            586,968            700,283
   Growth & Income Fund III                                        9,838            184,439            204,050
   Growth & Income Fund IV                                         9,379            161,920            179,654
   Growth & Income Fund V                                          3,687             59,808             65,966
   Profile Series III                                             16,423            231,228            257,271
   Profile Series IV                                                 260              3,493              3,747
   Profile Series V                                                   97              1,180              1,260
                                                                                  ---------          ---------
                                                                                  1,338,012          1,532,999
                                                                                  ---------          ---------
 Bond Funds:
   Bond Fund I                                                    24,631            286,777            301,745
   Bond Fund II                                                    8,476             96,177            100,976
   Bond Fund III                                                   5,028             66,653             67,771
   Bond Fund IV                                                    2,666             29,139             30,573
                                                                                  ---------          ---------
                                                                                    478,746            501,065
                                                                                  ---------          ---------
 International Funds:
   International Fund I                                           15,818            247,137            288,582
   International Fund II                                           1,115             12,373             12,424
   International Fund III                                          1,147             14,520             15,751
   International Fund IV                                             429              2,729              3,087
   International Fund V                                            8,010            101,523            108,097
                                                                                  ---------          ---------
                                                                                    378,282            427,941
                                                                                  ---------          ---------
 Short Term Fund II                                               32,139            359,853            380,896
 Guaranteed Certificate Funds                                      n/a              259,908            259,909
                                                                                  ---------          ---------
       Total pooled funds                                                         7,724,291          8,928,561

 Air Methods Corporation Common stock                              4,456             13,313             11,976

 Loans to Participants (interest rates ranging from 8% to 11%)     n/a              427,330            465,466
                                                                                  ---------          ---------
                                                                               $  8,164,934          9,406,003
                                                                               ============          =========
See accompanying independent auditors' report.



AIR METHODS CORPORATION                                                                                                   Schedule 2

401(k) AND RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Year ended December 31, 1998


                                                                                          Selling price
                                                                                           and current
                                                                                          value of asset
                                                                    Number                     at                          Net
                                                         Number of    of      Purchase     transaction      Cost of      realized
     Identity of Issuer         Description of asset     Purchases  sales      price          date           asset      gain (loss)

Great-West Life & Annuity    Aggressive Growth Fund I       7,760       -     1,959,538      1,959,538      1,959,538            -
 Insurance Company

Great-West Life & Annuity    Aggressive Growth Fund I           -     778             -      1,799,959      1,428,232      371,727
 Insurance Company

Great-West Life & Annuity    Aggressive Growth Fund II      4,381       -       784,895        784,895        784,895            -
 Insurance Company

Great-West Life & Annuity    Aggressive Growth Fund II          -     472             -        819,564        731,889       87,675
 Insurance Company

Great-West Life & Annuity    Profile Series I               1,576       -       369,705        369,705        369,705            -
 Insurance Company

Great-West Life & Annuity    Profile Series I                   -     123             -        173,143        147,731       25,412
 Insurance Company

Great-West Life & Annuity    Bond Fund I                    2,060       -       300,049        300,049        300,049            -
 Insurance Company

Great-West Life & Annuity    Bond Fund I                        -     224             -        267,543        241,140       26,403
 Insurance Company

Great-West Life & Annuity    Growth Fund I                  2,655       -       416,441        416,441        416,441            -
 Insurance Company

Great-West Life & Annuity    Growth Fund I                      -     347             -        345,047        263,265       81,782
 Insurance Company

Great-West Life & Annuity    Growth Fund II                 1,824       -       434,036        434,036        434,036            -
 Insurance Company

Great-West Life & Annuity    Growth Fund II                     -     193             -        267,219        195,635       71,584
 Insurance Company

Great-West Life & Annuity    Growth Fund III                3,729       -       744,812        744,812        744,812            -
 Insurance Company

Great-West Life & Annuity    Growth Fund III                    -     415             -        699,594        532,355      167,239
 Insurance Company

Great-West Life & Annuity    Profile Series II              1,589       -       438,013        438,013        438,013            -
 Insurance Company




                                                                                                                      (Continued)

AIR METHODS CORPORATION                                                                                               Schedule 2

401(k) AND RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions, continued
Year ended December 31, 1998


                                                                                           Selling price
                                                                                            and current
                                                                                          value of asset
                                                                    Number                      at                          Net
                                                        Number of     of      Purchase      transaction     Cost of       realized
   Identity of Issuer         Description of asset      Purchases   sales      price            date         asset      gain (loss)

Great-West Life & Annuity    Profile Series II                   -     95             -        318,533        271,205       47,328
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund II         2,314       -      667,332        667,332        667,332            -
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund II             -    346             -        689,012        527,677      161,335
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund III        1,414      -       228,629        228,629        228,629            -
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund III            -    125             -        158,814        130,973       27,841
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund IV         1,727      -       183,875        183,875        183,875            -
 Insurance Company

Great-West Life & Annuity    Growth & Income Fund IV             -    114             -        141,483        115,947       25,536
 Insurance Company

Great-West Life & Annuity    Profile Series III                557      -       239,787        239,787        239,787            -
 Insurance Company

Great-West Life & Annuity    Profile Series III                  -     55             -        110,698         95,712       14,986
 Insurance Company

Great-West Life & Annuity    International Fund I            1,853      -       294,070        294,070        294,070            -
 Insurance Company

Great-West Life & Annuity    International Fund I                -    164             -        261,473        222,205       39,268
 Insurance Company

Great-West Life & Annuity    Short Term Fund II              2,106      -     1,367,119      1,367,119      1,367,119            -
 Insurance Company

Great-West Life & Annuity    Short Term Fund II                  -    549             -      1,313,080      1,299,572       13,508
 Insurance Company


See accompanying independent auditors' report.


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   AIR METHODS CORPORATION


Date: July  14, 1999          By: /s/ Kathleen Ann Joyce
                                  Kathleen Ann Joyce